

Mail Stop 3720

August 19, 2008

<u>Via U.S. Mail and Fax</u>

Mr. Kevin W. Mischnick, Vice President and Chief Financial Officer
Matinee Media Corp.
1495 Belleau Road
Glendale, California 91206

>   **RE: Matinee Media Corp.**
>   **Form 10-KSB for the year December 31, 2007**
>   **Filed on February 15, 2008 and amended on August 14, 2008**
>   **File no. 333-81194**

Dear Mr. Mischnick:

   We have reviewed your supplemental response letter dated August 14, 2008 as well as the above referenced filing and have the following comments. As noted in our comment letter dated July 17, 2008, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-KSB/A for the year ended December 31, 2007

   We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007 because of the reverse acquisition that was consummated on February 11, 2008. We believe that the surviving entity in a reverse merger succeeds to the Exchange Act reporting history of the legal acquirer in the transaction. Therefore, because the legal acquirer was required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

Please submit a response within 10 business days that explains how you considered the following factors in making your determination:

- The timing of the transaction;
- The magnitude of integration or changes in internal control over financial reporting as a result of the transaction; and
- The significance of the issuer or legal acquirer's assets, liabilities, and operations to the consolidated financial statements included in your annual report.

Please furnish a letter that keys your responses to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or me, at (202) 551-3828 if you have questions regarding comments on the Form 10-KSB.

Sincerely,

Terry French
Accountant Branch Chief